Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER INTERCEPTS 2 METRES OF 12.8 g/t GOLD BELOW CARMEN GOLD-SILVER DEPOSIT, MONTERDE PROJECT

June 2, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the results of one new drill hole from its ongoing drill program at the Carmen deposit at its Monterde Project in Mexico. This hole was drilled with the objective of expanding and upgrading mineral resources potentially amenable to underground extraction (“Carmen Deep” target). Drill hole MTRD-492 was collared on section 43 and was designed to intersect the Carmen structure at a vertical depth of 390 metres below surface, in an area never previously tested by drilling. This hole intersected high grade mineralization averaging 12.8 g/t gold and 5.7 g/t silver over two metres, including one metre of 24.7 g/t gold and 5.7 g/t silver. This intercept is interpreted to correlate with the downward projection of the Carmen structure.

“The results from hole MTRD-492 give additional confirmation that there is excellent potential to increase high-grade resources in the Carmen Deep area at the Monterde project,” said Gordon Cummings, President and CEO of Kimber Resources. “The intercept of two metres of 12.8 g/t gold is interpreted to have intersected the Carmen structure 60 metres below previous drilling and should be positive for expansion of high grade mineral resources,” he said.

Highlights of assay results from hole MTRD-492 are tabulated below while complete results are attached:

Drill hole	Section	From	To	Intercept*	Gold	Silver	Gold equivalent
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTRD-492	43	96	102	6	0.3	141.9	2.7
and		246	248	2	4.8	5.0	4.9
and		254	264	10	1.4	40.0	2.0
including		260	262	2	3.2	122.0	5.2
and		267.2	270.2	3	2.2	46.5	3.0
and		473.5	475.5	2	12.8	5.7	12.9
including		474.5	475.5	1	24.7	5.7	24.8

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

Description of Mineralization

Drill hole MTRD-492 was collared on section 43 to drill test the down dip extension of the Carmen structure in an area not previously drilled. The drill intersected the Cob, Hilos and main Carmen structures as well as associated splays. Lithologies intersected were felsic to intermediate pyroclastic tuffs and flows. Mineralization is associated with strong to moderate silicification. The high grade gold mineralization on the Carmen structure is also characterized by minor veinlets of sphalerite and galena. This may indicate we are above another sulphide rich zone as reported in the press release of May 31, 2011.

Images

A plan view of the location of the drill holes completed in 2011 can be viewed via the following link:

Plan View of Carmen 2011 drill holes - http://files.newswire.ca/969/el-carmen-map.gif

Base metals in drill hole MTRD-476 between 565.5 and 570.4 metres down hole

As previously reported on May 31, 2011 drill hole MTRD-476 Intercepted 4.9 metres of 78.4 g/t gold and 127.9 g/t silver. In addition high-grade lead and zinc as well as lower grade copper were intercepted between 565.5 metres and 570.4 metres down hole with details of the assayed grade shown in the table below. This includes the interval from 568.1 to 569.6m which contained 23.3% zinc, 16.0% lead and 1.9% copper. In terms of other elements, over 0.1% of cadmium was assayed between 568.1 metres and 570.4 metres down hole and between 565.5 metres and 570.4 metres down hole, 0.15% of arsenic was assayed.

Assay results from holes MTRD-476 between 565.5 metres and 570.4 metres including significant base metals are tabulated below:

Drill hole	From	To	Intercept*	Gold	Silver	Copper	Lead	Zinc
	(m)	(m)	(m)	(g/t)	(g/t)%		%	%
MTRD-476	565.5	570.4	4.9	78.4	127.9	0.9	6.5	11.8
Including	565.5	566.6	1.1	11.1	15.8	0.1	0.9	1.1
Including	566.6	568.1	1.5	64.1	49.4	0.3	2.2	8.0
Including	568.1	569.6	1.5	152.5	282.0	1.9	16.0	23.3
including	569.6	570.4	0.8	63.2	150.0	1.3	5.4	13.0

The drilling of the Carmen Deep targets utilizes a combination of reverse circulation drilling at the top of the hole and diamond drilling in the lower part of the hole to improve the quality of geologic information. All drill holes are surveyed for down-hole deviation. Additional drilling is ongoing in the Carmen Deep target area.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen drill results
To accompany Kimber News Release Dated June 2, 2011

Drill hole	Section	From	To	Intercept*	Gold	Silver	Gold equivalent	Structure
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTRD-492	43	96	102	6	0.3	141.9	2.7	Cob
and		188	194	6	0.2	43.9	1.0	HW splay of Hilosply1
and		200	206	6	0.6	24.6	1.0	HW splay of Hilosply2
and		228	238	10	1.0	15.6	1.2	Hilos Sply1
and		246	248	2	4.8	5.0	4.9	Hilos Sply1
and		254	264	10	1.4	40.0	2.0	HW Splay of Hilos C2
including		260	262	2	3.2	122.0	5.2	FW sply of Hilossply 1
and		267.2	270.2	3	2.2	46.5	3.0	FW sply of Hilossply2
and		473.5	475.5	2	12.8	5.7	12.9	Carmen FWSply
including		474.5	475.5	1	24.7	5.7	24.8	Carmen FWSply

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.